Exhibit (d)(4)

CONFIDENTIAL	EXECUTION VERSION

Centerbridge Capital Partners II, L.P.

Centerbridge Capital Partners SBS II, L.P.

375 Park Avenue, 12th Floor

New York, NY 10152

May 1, 2012

Wok Parent LLC

c/o Centerbridge Partners, L.P.

375 Park Avenue, 12th Floor

New York, NY 10019

Re: Equity Financing Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) by and among Wok Parent LLC, a Delaware limited liability company (“Parent”), Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Company”), pursuant to which Purchaser will make a tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all the outstanding Shares at the Offer Price, net to the seller thereof in cash, and, regardless of whether or not the Offer is completed, will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), all on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms herein used but not defined shall have the meanings ascribed to them in the Merger Agreement. This letter agreement is being delivered to the addressee in connection with the execution of the Merger Agreement by Parent, Purchaser and the Company.

1. Commitment. Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. (together, the “Sponsor”) on behalf of themselves or one or more of their affiliated parallel or co-investment funds hereby jointly and severally agree to fund the Commitment (as defined below) by contributing equity to Parent in an amount equal to the percentages set forth opposite their respective names on Exhibit A. The obligation of the Sponsor to fund the Commitment is subject only to the satisfaction of the following conditions: (i) the execution and delivery of the Merger Agreement by the parties thereto; (ii) (x) if the Offer Closing shall occur, the satisfaction or waiver by Parent and Purchaser of all of the Offer Conditions, as of the expiration of the Offer (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing, but each of which shall be capable of being satisfied at the Offer Closing), or (y) if the Merger Closing shall occur, the satisfaction or (to the extent permitted by applicable Law) waiver by Parent and Purchaser of the conditions set forth in Section 6.1 and Section 6.2 of the Merger Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which shall be capable of being satisfied at the Merger Closing); (iii) (x) the Debt Financing (or, if alternative debt financing has been obtained in accordance with Section 5.13(d) of the Merger Agreement for all the Debt Financing, such alternative debt financing) has been funded or (y) the Debt Financing would be funded in accordance with the terms thereof at the Offer Closing and/or the Merger Closing, as applicable, if the Equity Financing is funded at the Offer Closing or the Merger Closing, as applicable; and (iv) the Company has irrevocably confirmed to Parent and the Financing Sources in writing that all conditions in Section 6.1 and Section 6.3 of the Merger Agreement have been satisfied or that it is willing to waive any such open conditions. Notwithstanding the foregoing, if the Company is entitled to specific performance of the obligations of the Parent and the Purchaser in accordance with Section 8.7(b) of the Merger Agreement and if specific performance is granted, the conditions set forth in clauses (ii) and (iii) above shall be deemed satisfied and the Sponsor shall fund the Commitment in the event (I) the Marketing Period has ended, (II) the conditions set forth in Section 6.1 and Section 6.2 of the Merger Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing) have been satisfied or waived by Parent and Purchaser, (III) if the Equity Financing and the Debt Financing were to be funded, the Company stands ready, willing and able for the Offer Closing and/or Merger Closing to occur, and the Offer Closing and/or the Merger Closing, as applicable, would occur, and (IV) the Offer Conditions have been satisfied or waived by Parent and Purchaser as of the expiration of the Offer (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing, but each of which shall be capable of being satisfied at the Offer Closing); provided, however, that the condition set forth in clause (IV) shall only be applicable if such grant of specific performance requires the Offer Closing to occur. The term “Commitment” means an amount not less than $580,000,000; provided that the amount of the Commitment may be reduced by Sponsor at the Offer Closing or the Merger Closing solely to extent that when the amount actually funded by the Sponsor pursuant to the Commitment is aggregated with the proceeds of the Debt Financing funded at the earlier of the Offer Closing or the Merger Closing, together with available unrestricted cash and cash equivalents or other sources of immediately available funds, such aggregate amount is sufficient to fully fund the Merger Consideration, the other amounts payable under Section 2.6 of the Merger Agreement and the repayment of debt contemplated by the Debt Commitment Letter pursuant to, and in accordance with, the Merger Agreement. For the avoidance of doubt, the Sponsor shall not, under any circumstances, be obligated to contribute or purchase equity from Parent or otherwise provide any funds to Parent in an amount exceeding $580,000,000.

2. Termination. The obligation of the Sponsor to fund the Commitment shall terminate automatically and immediately upon the earliest to occur of (i) the earlier of the Offer Closing or Merger Closing and the funding of the Equity Financing by Sponsor pursuant to the Commitment in connection therewith, and (ii) the valid termination of the Merger Agreement in accordance with its terms, and if payable pursuant to Section 7.3(c) of the Merger Agreement in connection with such termination, the payment in full of the Parent Termination Fee (for the purposes of clarity, in no event shall the Company or any other person have third party beneficiary rights under this letter agreement with respect to the payment of the Parent Termination Fee, if payable, pursuant to Section 7.3(c) of the Merger Agreement).

3. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement, no Person other than the Sponsor shall have any liability for any obligations or liabilities hereunder and (a) notwithstanding that the Sponsor may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future direct or indirect director, officer, employee, agent, partner, manager, member, securityholder, Affiliate, stockholder, controlling Person, attorney or Representative of the Sponsor, other than the Sponsor itself and other than Parent, Purchaser or their assignees under the Merger Agreement (any such Person or entity, other than the Sponsor, Parent, Purchaser or their assignees under the Merger Agreement, a “Related Party”) or any Related Party of any of the Sponsor’s Related Parties (including, without limitation, in respect of any liabilities or obligations arising under, or in connection with, the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby or with respect to any Legal Proceeding, including, without limitation, in the event either Parent or Purchaser breaches its obligations under the Merger Agreement and including whether or not Parent’s or Purchaser’s breach is caused by the breach by the Sponsor of its obligations under this letter agreement) whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, and (b) no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Party of the Sponsor or any Related Party of the Sponsor’s Related Parties under this letter agreement or any documents or instruments delivered in connection herewith or with the Merger Agreement or for any claim based on, in respect of, or by reason of such obligations hereunder or by their creation. Nothing in this letter agreement, express or implied, is intended to or shall confer upon any Person, other than the Company (solely to the extent provided for in the proviso in the first sentence of Section 5 of this letter agreement) and the Sponsor, any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement, provided, that the Related Parties may enforce this Section 3.

4. Assignment; Reliance. The Sponsor may not assign, in whole or in part (whether by operation of law or otherwise), its obligations to fund the Commitment without the prior written consent of the Company, and any attempt to make any such assignment without such consent shall be null and void, except that the Sponsor may assign, in its sole discretion, any or all of its obligations to fund its Commitment under this letter agreement to any of its Affiliates or affiliated funds or co-investment funds without the consent of the Company; provided, that any such assignment shall not relieve the Sponsor of its obligations under this letter agreement. Subject to the preceding sentence, this letter agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

5. Third Party Beneficiaries. This letter agreement may be relied upon only by Parent; provided, that the Company may only rely upon this letter agreement as an express third party beneficiary to cause the Sponsor to fund its Commitment pursuant to Section 1 and to effect the Offer Closing and/or the Merger Closing, as applicable, if required pursuant to an order of specific performance in accordance with the provisions of Section 8.7(b) of the Merger Agreement; and, provided, further, that the right of the Company to rely upon this letter agreement pursuant to this Section 5 is solely limited to the provisions set forth in Section 8.7(b) of the Merger Agreement. Except as set forth in the preceding sentence, and as set forth in Section 3 with respect to Related Parties, nothing set forth in this letter agreement shall be construed to confer upon or give any Person other than Parent any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter agreement. For the avoidance of doubt and notwithstanding anything to the contrary in any other Section of this letter agreement or in the Merger Agreement, and notwithstanding that this letter agreement is referred to in the Merger Agreement, no party (including the Company, the Company Subsidiaries and their Affiliates or any of Parent’s creditors) other than Parent and the Company in the limited circumstances described above, shall have any rights against the Sponsor pursuant to this letter agreement.

6. Relationship of the Parties. Each party acknowledges and agrees that (a) this letter agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between the parties hereto and neither this letter agreement nor any other document or agreement entered into by either party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Sponsor under this letter agreement is solely contractual in nature.

7. Counterparts. This letter agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart. This letter agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

8. Entire Agreement. This letter agreement, including the Guarantee executed and delivered by the Sponsor to the Company on the date hereof, the Merger Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter of this letter agreement.

9. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) This letter agreement and all actions (whether at law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this letter agreement, or the negotiation, execution or performance hereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

(b) All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this letter agreement, the negotiation, validity or performance of this letter agreement, shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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Very truly yours,

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC,
its general partner

	By:	/s/ Jason Mozingo
Name: Jason Mozingo
Title: Senior Managing Director and Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC
its general partner

	By:	/s/ Jason Mozingo
Name: Jason Mozingo
Title: Senior Managing Director and Authorized Signatory

[EQUITY COMMITMENT LETTER]

Accepted and Agreed

WOK PARENT LLC

By:	/s/ Amar Doshi
Name: Amar Doshi
Title: Vice President and Treasurer

[EQUITY COMMITMENT LETTER]

Exhibit A

Sponsor	% of Commitment
Centerbridge Capital Partners II, L.P.	99.36430%
Centerbridge Capital Partners SBS II, L.P.	0.63570%